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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~03740~~ 32215

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
H.G. Wellington & Co. Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 Wall Street
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John O'Brien (212) 732-6800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosen Seymour Shapss Martin & Co. LLP
(Name – *if individual, state last, first, middle name*)

757 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 1 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas W. Grant, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of H.G. Wellington & Co., Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

THOMAS E. McGEADY
Notary Public, State of New York
No. 01MC6061924
Qualified in Bronx County
Commission Expires July 23, 20 09



Signature

PRESIDENT

Title



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

H. G. WELLINGTON & CO., INC.

INDEX TO FINANCIAL STATEMENT

December 31, 2006



ROSEN SEYMOUR SHAPSS MARTIN & COMPANY LLP

Certified Public Accountants & Profitability Consultants


1956 - 2006
50 Years
Growth • Vision • Solutions

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
H. G. Wellington & Co., Inc.:

We have audited the accompanying statement of financial condition of H. G. Wellington & Co., Inc. as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of H. G. Wellington & Co., Inc. as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Rosen Seymour Shapss Martin & Company LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 27, 2007

757 THIRD AVENUE, NEW YORK, NY 10017-2049 ❖ TEL. (212) 303-1800 ❖ FAX (212) 755-5600 ❖ www.rssmcpa.com POLARIS INTERNATIONAL

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

Assets

Cash and cash equivalents (Note 10)	$ 1,269,631
Deposits with clearing organizations (cash $802,917, preferred stock with a market value of $2,083)	805,000
Receivable from and deposits with brokers-dealers	333,443
Securities owned: (Note 3)	
Marketable, at market value	580,870
Not readily marketable, at estimated fair value	51,996
Investment advisory fees receivable	625,239
Memberships in stock exchanges:	
Owned, at adjusted cost (market value $350,000)	27,300
Furniture, equipment and leasehold improvements – at cost, net of accumulated depreciation (Note 4)	99,003
Deferred income taxes, net (Note 7)	175,000
Other assets	220,184
Total assets	$ 4,187,666

(Continued)

STATEMENT OF FINANCIAL CONDITION (Continued)

December 31, 2006

Liabilities and Stockholders' Equity

Liabilities:	
Drafts payable	$ 176,788
Accounts payable, accrued expenses and other liabilities	904,383
	1,081,171
Commitments and contingencies (Notes 8 and 10)	
Stockholders' equity (Note 5):	
Common stock:	
$1 par value, 415,000 shares authorized, 162,456 issued and outstanding	162,456
Class B, $1 par value, 16,000 shares authorized, 11,000 shares issued and outstanding	11,000
Paid-in capital	1,778,734
Retained earnings	1,154,305
Total stockholders' equity	3,106,495
Total liabilities and stockholders' equity	$ 4,187,666

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

H. G. Wellington & Co., Inc. (the "Company") is a broker-dealer registered with Securities and Exchange Commission and is a member of the New York Stock Exchange and various other exchanges. The Company's principal line of business is a securities broker-dealer which comprises conducting securities transactions for its customers and providing investment advisory services.

On July 27, 2006 the Company entered into a fully disclosed clearing agreement with Scott & Strongfellow Inc. ("Clearing Broker"). Under the terms of the agreement the clearing broker shall carry the proprietary accounts of the Company and the cash and margin accounts of the customers of the Company introduced by the Company to the clearing broker, and accepted by the clearing broker. The clearing broker will clear transactions on a fully disclosed basis for such accounts, as set forth in the agreement. The transfer of proprietary and customer accounts and the related clearing activities occurred December 11, 2006 at which time the Company began clearing its security transactions on a fully disclosed basis with the clearing broker and, accordingly, as of December 11, 2006, is exempt from the provisions of SEC Rule 15c3-3, and is not responsible for compliance with Section 4(c) of Regulation T of the Federal Reserve System.

2. Significant Accounting Policies

Securities Transactions

Customer securities transactions and related commission revenue and expense are reported on a trade-date basis as if they had settled. Marketable securities sold, not yet purchased are valued at market value. Securities owned not readily marketable are valued at fair value as determined by management.

Investment Advisory Fees

Advisory fees are recognized quarterly as services are performed. Fees are based on the net asset value of each investment portfolio serviced. The Company receives certain advisory fees in advance, which are deferred and recognized when earned. As of December 31, 2006 all fees were earned.

Exchange Memberships

Exchange memberships owned by the Company are stated at cost. A membership contributed for the use of the Company by stockholder was transferred back to the stockholder.

Office Furniture, Fixtures, Equipment and Leasehold Improvements

The Company depreciates office furniture, fixtures and equipment using straight-line and accelerated methods over the estimated useful life of the assets. Leasehold improvements are amortized over the lesser of the useful life of the improvement or the term of the lease.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid financial instruments with an original maturity date of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

The Company invests its excess cash in deposits with major financial institutions, and securities issued by the U.S. government and has established guidelines relative to diversification and maturities that maintain safety and liquidity. Financial instruments that subject the Company to risk of loss include (a) securities owned and (b) receivables and deposits with brokers and dealers.

3. **Securities Owned**

Marketable securities owned, consist of investment securities at market values, as follows:

	Owned
Obligations of U.S. government	$ 488,500
Corporate stocks	92,370
	$ 580,870

The aggregate cost of marketable securities owned was $544,345 at December 31, 2006.

Securities not readily marketable include investment securities for which there is no market on a securities exchange or no independent publicly quoted market.

At December 31, 2006, securities carried at estimated fair value consist of the following:

Equities	$ 51,996

The aggregate cost of securities not readily marketable was $42,996 at December 31, 2006.

4. Equipment and Leasehold Improvements

Major classes of furniture, equipment and leasehold improvements include the following:

	Life – Years	
Equipment	5-7	$ 138,657
Leasehold improvements	4-10	68,320
Business assets acquired	15	50,000
		256,977
Less accumulated depreciation/amortization		157,974
Net equipment and leasehold improvements		$ 99,003

5. Common Stock

The Company's common stock consists of common shares and Class B shares. The Certificate of Incorporation restricts the payment of dividends on common shares and prohibits the payment of dividends or the retirement of Class B shares except in certain circumstances. Class B stockholders are entitled to three votes per share; common stockholders, one vote per share.

6. Employee Benefit Plan

The Company maintains a 401(k) deferred compensation plan covering all eligible employees who elect to participate in the plan. Participating employees contribute a percentage of their compensation, as defined, into the plan, which is limited to an amount allowable under the Internal Revenue Code. The Company, at its discretion, may also make matching contributions, and discretionary profit sharing contributions. The Company made no matching or discretionary profit sharing contributions for the plan year ended December 31, 2006.

7. Income Taxes

Temporary differences between tax and financial reporting bases at December 31, 2006 include the following items: (a) unrealized gains on marketable securities recognized for financial statement purposes, but not recognized for tax purposes; and (b) recognizing the tax benefit of net operating loss for financial reporting purposes.

The Company has a net operating loss carryforward available for local income tax purposes of approximately $482,000 which is scheduled to expire in 2026. The net operating loss is expected to be used prior to expiration; therefore no valuation allowance has been established.

8. Commitments and Contingent Liabilities

Operating Leases

The Company is obligated under operating leases for office space, which expire on December 31, 2007 and July 31, 2008. The Company also rents additional office space on a month-to-month basis from an unrelated entity. The future minimum annual lease payments for all noncancelable leases for each of the two years are as follows:

Year Ending December 31,	Minimum Lease Payments
2007	$ 489,814
2008	9,100
	$ 498,914

Contingency

The Company was named as a defendant in a state court proceeding in Addison County, Vermont. Discovery has been completed, and the plaintiffs moved for partial summary judgment on three of their five claims against the Company. The Company moved for summary judgment against the plaintiffs. The court has denied the plaintiffs motion for summary judgment in its entirety and granted the Company's motion for summary judgment to the extent of dismissing two of the five claims. The plaintiffs moved for reconsideration of the court's dismissal of one of the claims and the court denied the plaintiffs motion. Management and its counsel maintain a meritorious defense to substantially all of the claims asserted against it in this action. Additionally, certain Company records were subpoenaed in connection with an SEC third-party investigation involving the Pax World Family of Funds.

9. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006, the Company had net capital of $1,842,431 which was $1,742,431 in excess of its required net capital of $100,000. The Company's net capital ratio was .59 to 1.

10. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company's transactions are cleared by another broker-dealer in securities pursuant to a clearance agreement. Although the Company clears its transactions through another broker-dealer in securities, the Company is exposed to off-balance-sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices. The Company maintains its cash in bank deposit accounts which, at times may exceed federal insured limits. At December 31, 2006, substantially all of the securities owned and the amounts due from brokers reflected in the statement of financial condition are positions held at and amounts due from one clearing broker, a large financial institution. The Company is subject to credit risk should this broker be unable to fulfill its obligations. The Company maintains its cash in bank deposit accounts which, at times, may exceed federal insured limits. The Company has not experienced any losses in such accounts. At December 31, 2006, deposits in two accounts exceeded the federally insured limits by approximately $1,799,000.

11. New Accounting Pronouncements

In July 2006, Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109 (FIN 48), was issued and is effective for fiscal years beginning after December 15, 2006. FIN 48 sets forth a threshold for financial statement recognition, measurement and disclosure of a tax position taken or expected to be taken on a tax return. The Company's management does not believe this standard will have a material impact on its financial condition or operations.

In addition, in September 2006, Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157), was issued and is effective for fiscal years beginning after November 15, 2007. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The Company's management does not believe this standard will have a material impact on its financial condition or operations.